January 7, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bright Horizons Family Solutions Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 26, 2013

Form 10-Q for the Period Ended September 30, 2013

Filed November 7, 2013

File No. 001-35780

Attn:	Ruairi Regan/Brigitte Lippmann - Legal

Jamie Kessel/Rufus Decker - Accounting

Ladies and Gentlemen:

Bright Horizons Family Solutions Inc. (the “Company”) respectfully submits this letter to the Securities and Exchange Commission (the “Commission”) via EDGAR in response to information requested by the Staff during a phone conversation with Ropes & Gray LLP, the Company’s legal counsel, on December 18, 2013 in connection with a discussion of the response letter that was filed by the Company on December 3, 2013 relating to the Company’s Form 10-K for the year ended December 31, 2012 and the Company’s Form 10-Q for the period ended September 30, 2013.

In response to the Staff’s request for additional information regarding how the Company determined the stock option awards granted to the named executive officers in May 2012, the Company confirms that, to the extent that information with respect to such awards is applicable to the Company’s Compensation Disclosure & Analysis in future filings with the Commission, such future filings will include disclosure regarding such awards consistent with the following:

In addition, all of our named executive officers received an option award in May 2012. When determining the size of the award to be granted to each named

200 Talcott Avenue South, Watertown, Massachusetts 02472 p 617.673.8000 f 617.673.8001

One of Fortune Magazine’s “100 Best Companies to Work for in America”

www.brighthorizons.com

Division of Corporation Finance

Securities and Exchange Commission

January 7, 2014

executive officer, our compensation committee did not employ a formulaic approach, but instead took the following factors into account: the respective responsibilities and contributions of the named executive officers, the total value of the option awards granted to them in September 2008, the absence of incremental equity awards to any named executive officer since 2008, other than one award to our Chief Financial Officer described above, and our financial performance during the ensuing economic downturn. In addition, our compensation committee considered the Board and the Sponsor’s interest in re-incentivizing management after four years of the Company not having made any awards to the management team, except as noted above, including the named executive officers and determined to allocate an additional amount of shares to management equity awards, equal to approximately 25% of the current employee equity pool and determined to allocate to our named executive officers approximately 25% of such additional awards. Consistent with our general approach of compensating Mr. Lissy, our Chief Executive Officer, and Ms. Tocio, our President and Chief Operating Officer, at generally comparable levels, our compensation committee granted each individual an award of the same size. Also consistent with our general approach to executive compensation, our other named executive officers received awards reflective of their positions, responsibilities and seniority within the Company. Our compensation committee granted Mr. Henry a proportionately larger award than he had received in 2008 after considering his increased responsibilities as an executive officer over the past four years and his relatively low equity incentive holdings as compared to our other executive officers. To encourage retention, the awards granted in May 2012 were subject to time-based vesting and performance-vesting, which performance-vesting was satisfied upon consummation of our initial public offering.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s inquiry. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 673-8125 or Craig E. Marcus of Ropes & Gray LLP at (617) 951-7802.

Very truly yours,

/s/ Elizabeth Boland
Elizabeth Boland
cc:	David Lissy

Craig E. Marcus

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